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                            April 1, 2024

       David T. Lougee
       Chief Executive Officer
       TEGNA INC
       8350 Broad Street
       Suite 2000
       Tysons, Virginia 22102-5151

                                                        Re: TEGNA INC
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed on February
29, 2024
                                                            Form 8-K
                                                            Filed on February
29, 2024
                                                            File No. 001-06961

       Dear David T. Lougee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating results non-GAAP information, page 38

   1. We note the tabular disclosure on page 38 showing non-GAAP reconciliations of certain line items to the most
directly comparable financial measures calculated and presented in accordance with GAAP.
Please revise your presentation as this appears to be a non-GAAP income statement. We
refer you to Question 102.10(c) in the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
       Free cash flow reconciliation, page 40

   2. You disclose free cash flow is a non-GAAP performance measure that the Board of
 David T. Lougee
TEGNA INC
April 1, 2024
Page 2
         Directors uses to review the performance of the business. Tell us how you determined that the label used for this non-GAAP measure reflects its nature and help us better understand why you appear to be making cash-based adjustments to a non-GAAP measures that is reconciled to GAAP net income/(loss). Also, explain your basis for presenting free cash flow for a two-year period. We refer you to Item 10(e)(1)(i) of Regulation S-K,
         Regulation G, and Questions 100.05 and 102.07 in the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures. In addition, this comment also applies to the free cash flow non-GAAP measure presented in your Form 8-K filed on February
         29, 2024.

Form 8-K filed on February 29, 2024

Use of Non-GAAP Information, page 10

3. We note your disclosure of the non-GAAP measure Operating expenses, less
         Programming. Please describe the nature of programming expenses and tell us how you considered whether these costs are a normal, recurring operating expense for which a non-
         GAAP adjustment is inconsistent with Question 100.01 in the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 with any questions.



FirstName LastNameDavid T. Lougee                             Sincerely,
Comapany NameTEGNA INC
                                                              Division of
Corporation Finance
April 1, 2024 Page 2                                          Office of
Technology
FirstName LastName